Exhibit 12.1

(in thousands)	6 Months Ended 6/30/15	Year Ended December 31,
		2014	2013	2012
Earnings:
Loss before income tax benefit	(53,357)	(85,114)	(370)	(394)
Less:
Capitalized interest	(4,572)	(19,964)	(3,599)	—
Add:
Fixed charges	89,120	130,181	10,052	5,863
Total Earnings:	31,191	25,103	6,083	5,469

Fixed Charges:
Interest expense	72,816	84,418	6,267	5,702
Interest capitalized	4,572	19,964	3,599	—
Amortization of debt issuance costs	11,195	25,708	119	161
Amortization of debt discount/(premiums)	311	5	—	—
Approximation of interest in rental expense	227	85	67	—
Total Fixed Charges:	89,120	130,181	10,052	5,863

Ratio of Earnings to Combined Fixed Charges	0.35	0.19	0.61	0.93